[Halifax Corporation Letterhead]
August 10, 2006
VIA EDGAR AND FACSIMILE (202) 772-9210
Barbara C. Jacobs, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration Request for Halifax Corporation (the “Company”) Registration Statement on Form S-3 (File No. 333-132901) (the “Registration Statement”)
Dear Ms. Jacobs:
     The Company hereby requests that the Registration Statement be declared effective by the Commission on August 14, 2006 at 9:00 a.m. (local time), or as soon as practicable thereafter.
     In addition, the Company hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, HALIFAX CORPORATION
By:	/s/ Joseph Sciacca
Joseph Sciacca
Vice President of Finance and Chief Financial Officer

cc: Jane K. Storero